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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                   Heico Corp.
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                                (Name of Issuer)


                              Class A Common Stock
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                         (Title of Class of Securities)


                                    422806208
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                                 (CUSIP Number)


                               September 29, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  Page 2 of 6

                                  SCHEDULE 13G
                              CUSIP NO. 422806208

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     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Cargill Finance Ltd.
          I.R.S. Identification No.:  None

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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)

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     3.   SEC Use Only

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          Citizenship or Place of Organization

     4.   England

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Number of                          5.        Sole Voting Power: 502,958
--------------------------------------------------------------------------------
Shares
Beneficially                       6.        Shared Voting Power: 0

--------------------------------------------------------------------------------
Owned by
Each Reporting                     7.        Sole Dispositive Power: 502,958
Person With
--------------------------------------------------------------------------------

                                   8.        Shared Dispositive Power: 0

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     9.   Aggregate Amount Beneficially Owned by Each Reporting Person:  502,958


--------------------------------------------------------------------------------
          Check if the Aggregate Amount in Row
     10.  (11) Excludes Certain
          Shares (See Instructions)

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     11.  Percent of Class Represented by Amount in Row (11):   4.334%

--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------
          CO

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

                                  Page 3 of 6

                                  SCHEDULE 13G
                               CUSIP NO. 422806208

Item 1.

          (a)     Name of Issuer: Heico Corp.

                  Address of Issuer's Principal Executive Offices:
          (b)     3000 Taft Street
                  Hollywood, FL  33021

Item 2.

          (a)     Name of Person Filing: Cargill Finance, Ltd.

                  Address of Principal Business Office or, if none, Residence:
          (b)     Knowle Hill Park
                  Fairmile Lane
                  Cobham, Surrey KT11 2PD England

          (c)     Citizenship:  England

          (d)     Title of Class of Securities: Class A Common Stock

          (e)     CUSIP Number: None

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a)     [_]    Broker or dealer registered under section 15 of the
                         Act (15 U.S.C. 78o).
          (b)     [_]    Bank as defined in section 3(a)(6) of the Act (15
                         U.S.C. 78c).
          (c)     [_]    Insurance company as defined in section 3(a)(19) of the
                         Act (15 U.S.C. 78c).
          (d)     [_]    Investment company registered under section 8 of the
                         Investment Company Act of 1940 (15 U.S.C 80a-8).
          (e)     [_]    An investment adviser in accordance with Section
                         240.13d-1(b)(1)(ii)(E);
          (f)     [_]    An employee benefit plan or endowment fund in
                         accordance with Section 240.13d-1(b)(1)(ii)(F);
          (g)     [_]    A parent holding company or control person in
                         accordance with Section 240.13d-1(b)(1)(ii)(G);
          (h)     [_]    A savings associations as defined in Section 3(b) of
                         the Federal Deposit Insurance Act (12 U.S.C. 1813);
          (i)     [_]    A church plan that is excluded from the definition
                         of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

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                                  Page 4 of 6

                                  SCHEDULE 13G
                               CUSIP NO. 422806208

          (j)     [_]      Group, in accordance with Section
                           240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)     Amount beneficially owned: 502,958

          (b)     Percent of class: 4.334%

          (c)     Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: 502,958

                  (ii)     Shared power to vote or to direct the vote: 0.

                  (iii) Sole power to dispose or to direct the disposition of: 502,958

                  (iv) Shared power to dispose or to direct the disposition of: 0.

Item 5.   Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                                  SCHEDULE 13G
                              CUSIP NO. 422806208



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.   Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                                  SCHEDULE 13G
                              CUSIP NO. 422806208

Item 10.  Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 30, 2003

Cargill Finance Ltd.

/s/ James Minshull

-----------------------------
Signature

Name:  James Minshull
Title: Director